Exhibit 99.4

WeRide Inc.

文遠知行 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 0800)

FORM OF PROXY FOR ANNUAL GENERAL MEETING TO BE HELD ON

FRIDAY, JUNE 26, 2026

(or any adjournment(s) or postponement(s) thereof)

Number of shares to which this	Class A Ordinary Shares
form of proxy relates(Note 1)	Class B Ordinary Shares

I/We(Note 2)

of (address)

being the registered holder(s) of
Class A Ordinary Share(s)/Class B Ordinary Share(s)(Note 3) of WeRide Inc. (the “Company”), hereby appoint the Chairman of the meeting or(Note 4)

of (address)

as my/our proxy(ies) to attend the annual general meeting (the “AGM”) of the Company to be held at 16/F, Tower A, KWG Flourishing Biotech Square, 68 Luoxuan Boulevard, Guangzhou International Biotech Island, Huangpu District, Guangzhou, Guangdong Province, PRC on Friday, June 26, 2026 at 10:00 a.m. (Beijing time) (or any adjournment thereof) on behalf of me/us, act and vote according to the following instructions on behalf of me/us.

ORDINARY RESOLUTIONS		FOR(Note 5)	AGAINST(Note 5)	ABSTAIN(Note 5)
1.	To receive and adopt the audited consolidated financial statements and the reports of directors (the “Directors”) and the auditors of the Company for the year ended December 31, 2025.
2.	(a) To re-elect the following retiring Directors (as separate resolutions):
(i) Dr. Tony Xu Han as an executive Director.
(ii) Dr. Yan Li as an executive Director.
(iii) Mr. Ichijo Futakawa as a non-executive Director.
(iv) Mr. Jean-François Salles as a non-executive Director.
(v) Ms. Huiping Yan as an independent non-executive Director.
(vi) Mr. David Zhang as an independent non-executive Director.
(vii) Dr. Tony Fan-cheong Chan as an independent non-executive Director.
(b) To authorize the board of Directors (the “Board”) to fix the Directors’ remuneration.
3.	To give a general mandate to the Directors to allot, issue or deal with additional Class A Ordinary Shares and/or to resell treasury Shares not exceeding 20% of the total number of issued Shares (excluding treasury Shares).
4.	To give a repurchase mandate to the Directors to repurchase Class A Ordinary Shares and/or ADSs not exceeding 10% of the total number of issued Shares (excluding treasury Shares).
5.	To extend the general mandate granted to the Directors to allot, issue or deal with additional Class A Ordinary Shares (including any sale and/or transfer of treasury Shares) and/or ADSs by the aggregate number of Class A Ordinary Shares and/or the Class A Ordinary Shares underlying ADSs repurchased by the Company.
6.	To re-appoint KPMG and KPMG Huazhen LLP as the auditors of the Company until the conclusion of the next annual general meeting of the Company and to authorize the Directors to fix the remuneration of the auditors of the Company.

Date:	Signature(s)(Note 7):

Notes:

1.	Please delete as appropriate and insert the number of shares to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.

2.	Please insert the full name(s) as shown in the register of members and registered address(es) in BLOCK LETTERS.

3.	Please insert the number of ordinary shares of the Company registered in your name(s) and delete as appropriate.

4.	If any proxy other than the Chairman of the meeting is preferred, please delete the words “the Chairman of the meeting or” and insert the name and address of the proxy desired in the space provided. Any shareholder of the Company entitled to attend and vote at the AGM is entitled to appoint proxy, and any shareholder of the Company who is the holder of two or more shares and entitled to attend and vote at the AGM is able to appoint more than one proxy to attend and vote instead of him/her. The proxy need not be a shareholder but must attend the meeting to represent you. ANY ALTERATION MADE

TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “ABSTAIN.” If no direction is given, your proxy may vote or abstain at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the AGM other than those referred to in the notice convening the AGM.

6.	We refer to the circular (the “Circular”) and notice of the AGM of the Company dated May 8, 2026. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular and the notice of the AGM. The description of the resolutions is by way of summary only. The full text appears in the notice of the AGM.

7.	This form of proxy must be signed by you or your attorney duly authorized in writing. In the case of a corporation, the same must be either under its common seal or under the hand of an officer, attorney or other person duly authorized. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

8.	In case of joint holders of any share, any one of such joint holders may vote at the meeting, either personally or by proxy, in respect of such share as if he/she was solely entitled thereto. However, if more than one of such joint holders be present at the meeting personally or by proxy, the vote of the joint holder whose name stands first in the register of members and who tenders a vote, whether by proxy or not, will be accepted to the exclusion of the votes of other joint holder(s).

9.	In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting (as the case may be). Completion and return of the form(s) of proxy will not preclude you from attending and voting at the AGM or any adjournment thereof should you so wish.

PERSONAL INFORMATION COLLECTION STATEMENT

(i)	“Personal Data” in this statement has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Chapter 486 (“PDPO”) of the Laws of Hong Kong.

(ii)	Your and your proxy’s Personal Data provided in this form of proxy will be used in connection with processing your request for the appointment of a proxy to attend, act and vote on your behalf as directed above at the meeting. Your supply of your and your proxy’s Personal Data is on voluntary basis. However, the Company may not be able to process your request unless you provide us with such Personal Data.

(iii)	Your and your proxy’s Personal Data may be disclosed or transferred by the Company to its branch Share registrar in Hong Kong, and/or other companies or bodies for any of the stated purposes, or when it is required to do so by law, for example, in response to a court order or a law enforcement agency’s request, and retained for such period as may be necessary for our verification and record purposes.

(iv)	By providing your proxy’s Personal Data in this form of proxy, you should have obtained the express consent (which has not been withdrawn in writing) from your proxy in using his/her personal data provided in this proxy form and that you have informed your proxy of the purpose for and the manner in which his/her data may be used.

(v)	You/your proxy have/has the right to request access to and/or correction of your/your proxy’s Personal Data respectively in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your/your proxy’s Personal Data should be in writing to the Personal Data Privacy Officer, Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

*	For identification purposes only